UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010
Commission File Number 001-32696

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    X        Form 40-F

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No     X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

This Current Report on Form 6-K is being filed for the purpose of updating the market on potential risks and one-time losses incurred due to the devaluation of the Venezuelan Bolivar (VEB).

On Friday, January 8, 2010, the Venezuelan government announced its decision to implement new fixed exchange rates effective Monday, January 11, 2010, which resulted in a significant devaluation of the Bolivar against the U.S. dollar.

Since 2005 the official exchange rate had been fixed at VEB 2.15 per U.S. dollar, however, the new regime applies two official rates to different sectors of the economy. The first exchange rate, applicable to imported goods characterized as essential, will be VEB 2.60 per U.S. dollar, and the rate applicable to all other imported goods and services, including the aviation sector, will be VEB 4.30 per U.S. dollar.  At this time we are uncertain how this devaluation will affect future demand for air travel in Venezuela and the results of our business.

In addition, we have significant cash balances in Bolivars subject to Venezuelan exchange controls.  Since 2003, under the Venezuelan foreign exchange control regime, foreign companies are required to obtain Venezuelan government approval to exchange Bolivars into U.S. dollars at the fixed official exchange rate for the purpose of transferring funds out of Venezuela. Furthermore, since 2008 foreign companies with operations in Venezuela have experienced increasing delays in obtaining such government approvals.

On Wednesday, January 27, the Venezuelan government announced that it would apply the exchange rate of VEB 2.60 per U.S. dollar to all authorization requests in process of approval by the Venezuela Central Bank through January 8, 2010. As a result, we estimate that the Company will incur losses related to the devaluation of these funds of approximately US$21 million, which will be recorded in the first quarter of 2010 in accordance with US GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A. (Registrant)

Date: 01/29/10	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO